Exhibit 99.9

TRADING DATA

Trade Date	Buy/Sell	No. of Shares/ Quantity	Unit Cost/ Proceeds	Security
03/05/2025	Sell	226,561	$25,396.73	Common Stock
03/05/2025	Sell	207,739	$23,307.62	Common Stock
03/05/2025	Sell	394,948	$45,062.23	Common Stock
03/05/2025	Sell	229,737	$27,131.13	Common Stock
03/06/2025	Sell	48,202	$5,518.96	Common Stock
03/06/2025	Sell	19,022	$2,208.38	Common Stock